January 12, 2010

Via EDGAR and Overnight Delivery
Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549-6010
Re:	China Century Dragon Media, Inc.
Registration Statement on Form S-1/A
Filed December 23, 2010
File No. 333-166866

Dear Mr. Spirgel:

On behalf of China Century Dragon Media, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 7 on Form S-1/A (“Amendment No. 7”) to the registration statement on Form S-1 that was originally filed on May 14, 2010, as amended by Amendment No. 1 filed on June 29, 2010, Amendment No. 2 filed on August 24, 2010, Amendment No. 3 filed on September 30, 2010, Amendment No. 4 filed on October 27, 2010, Amendment No. 5 filed on December 6, 2010 and Amendment No. 6 filed on December 23, 2010 (“Amendment No. 6”).  We have been advised that changes in Amendment No. 7 compared against Amendment No. 6, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 6, the Commission issued a comment letter dated December 30, 2010.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Description of Business, page 58
Advertising Packages, page 61

1.
Comment:  We note your response to comment four in our letter dated December 15, 2010; however, you still disclose that you still disclose that you receive “rights” in exchange for your advance.  Explain the specific “rights” you receive in exchange for your unallocated advances that are different from the business advantages you discuss.  Include a risk factor regarding the possibility of loss of the non-refundable, unallocated advances in the event that you do not later come to an agreement to purchase advertising time from a supplier.  Highlight that these non-refundable, unallocated advances have been significant at year-end in the past

Response:  The Company has revised the disclosure to indicate that it only receives business advantages in exchange for the unallocated advances.  The Company has also added a risk factor regarding the unallocated advances.

Larry Spirgel
January 12, 2010

Please do not hesitate to contact the undersigned at (310) 552-5086 with any questions.

Sincerely,

/s/ Melissa A. Brown, Esq.

Melissa A. Brown, Esq.

cc:	Haiming Fu, China Century Dragon Media, Inc.
John J. Harrington, United States Securities and Exchange Commission Thomas J. Poletti, Esq.